SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

BUCKINGHAM EXPLORATION INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

11840P
(CUSIP Number)

Michael C. Thalmann
Aran Asset Management SA
Bahnhofplatz
6304 Zug
Switzerland
+41 41 7260470

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

October 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 11840P

(1)	Names of Reporting Persons: Aran Asset Management SA

(2)	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 4,007,325(1)

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 4,007,325 (1)

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,007,325 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 5.5%

(14)	Type of Reporting Person: CO

(1) Represents 3,007,325 shares of common stock and warrants to acquire 1,000,000 shares of common stock of the Issuer.

Item 1. Security and Issuer

This Schedule 13D is filed by Aran Asset Management SA (“Aran”) and relates to the common stock, par value $0.0001 per share of Buckingham Exploration Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 418-831 Royal Gorge Blvd., Cañon City, CO 81212, USA.

Item 2. Identity and Background

(a)	This statement on Schedule 13D is filed by Aran, a corporation organized under the laws of Switzerland. The principal business of Aran is asset management and advisory services. The business address of Aran is Bahnhofplatz, 6304 Zug, Switzerland. The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Aran are set forth in Schedule “A” attached hereto and incorporated herein by reference.

(b)	See (a) above.

(c)	See (a) above.

(d)	During the past five years, neither Aran, nor to the knowledge of Aran, any of the persons listed in Schedule “A”, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither Aran, nor to the knowledge of Aran, any of the persons listed in Schedule “A”, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See (a) above.

Item 3. Source and Amount of Funds or Other Consideration

On February 11, 2011, Aran acquired 2,000,000 units (the “Units”) of the Issuer at a price of $0.01 per Unit in a private placement for an aggregate of $20,000, with each Unit comprised of one share of common stock (the “Shares”) and one-half of one common stock purchase warrant (the “Warrants”), with each full Warrant exercisable for 12 months at a price of $0.10 per share, from working capital.

On October 12, 2011, Aran acquired 1,000,000 Shares at a price of $0.05 per Share in a private placement for an aggregate of $50,000, from working capital.

Item 4. Purpose of Transaction

Aran purchased the Issuer’s common stock for investment purposes. None of the reporting persons have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D. Aran reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5. Interest in Securities of the Issuer

(a)	Aran beneficially owns an aggregate of 3,007,325 Shares and Warrants to acquire up to 1,000,000 Shares of the Issuer, or approximately 5.5% of the Issuer’s outstanding common stock.

(b)	Aran has the sole power to vote and to dispose of the securities of the Issuer held by it.

(c)	None of the reporting persons has effected any other transactions in the Issuer’s common stock within the past 60 days, except as provided herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2011	Aran Asset Management SA

	Per:	/s/ Michael C. Thalmann
Name: Michael C. Thalmann
Title: Chairman & CEO

SCHEDULE “A”

EXECUTIVE OFFICERS AND DIRECTORS OF ARAN ASSET MANAGEMENT S.A.

The following is a list of the directors and executive officers of Aran Asset Management S.A. and sets forth the business address, present principal occupation or employment and citizenship for each such person.

Present Principal
Name	Business Address	Occupation	Citizenship
Michael C. Thalmann	Bahnhofplatz	Chairman & CEO /	Swiss
	P.O.Box 4010	Senior Portfolio
	6304 Zug /	Manager
Switzerland

Martin Wachter	Herrengasse 2	Certified Trustee /	Principality of
	P.O.Box 749	Vice President of	Liechtenstein
	9490 Vaduz	the Board of
	Principality of	Administration of
	Liechtenstein	Aran

Jeannette Weder	Bahnhofplatz	Director / Head of	Swiss
	P.O.Box 4010	Administration
6304 Zug /
Switzerland

Susanne Mattmann	Bahnhofplatz	Mandatory /	Swiss
	P.O.Box 4010	Assistant to the
	6304 Zug /	Head of
	Switzerland	Administration